

12060152

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
JUL 16 2012
Washington DC
401

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- ~~47997~~ 52340 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 06/01/11 (MM/DD/YY) AND ENDING 05/31/12 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SVA Financial Services LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1221 John Q. Hammons Drive
(No. and Street)

Madison, WI 53717
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark R. Langworthy 608-826-2374
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brown, Edwards & Company LLP
(Name – *if individual, state last, first, middle name*)

319 McClanahan Street SW Roanoke VA 24014
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# SVA FINANCIAL SERVICES, LLC

***FINANCIAL STATEMENTS***
***MAY 31, 2012 AND 2011***

## OATH OR AFFIRMATION

I, MARK R. LANGWORTHY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SVA FINANCIAL SERVICES LLC, as of MAY 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]
Signature

Chief Financial Officer / FINOP
Title

NOTARY PUBLIC, STATE of WI
COUNTY of DANE

[signature: Linda E. Marks]
Notary Public
My Commission Expires: 06/14/2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# SVA FINANCIAL SERVICES, LLC

Table of Contents



**INDEPENDENT AUDITOR'S REPORT**

To the Member of
SVA Financial Services, LLC
Madison, Wisconsin

We have audited the accompanying balance sheets of SVA Financial Services, LLC (the "Company") as of May 31, 2012 and 2011, and the related statements of operations, changes in member's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SVA Financial Services, LLC as of May 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, III, and IV required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Brown, Edwards & Company, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS

Roanoke, Virginia
July 15, 2012



319 McClanahan Street, S.W. • P.O. Box 12388 • Roanoke, VA 24025-2388 • 540-345-0936 • Fax: 540-342-6181 • www.BEcpas.com

# SVA FINANCIAL SERVICES, LLC
## BALANCE SHEETS
## AS OF MAY 31, 2012 AND 2011

| | 2012 | 2011 |
|---|---|---|
| **ASSETS** | | |
| CURRENT ASSETS | | |
| Cash | $ 64,727 | $ 52,695 |
| Accrued revenue receivable | 9,000 | - |
| Prepaid expenses | 3,065 | 3,169 |
| Total Current Assets | 76,792 | 55,864 |
| | $ 76,792 | $ 55,864 |
| **LIABILITIES AND MEMBER'S EQUITY** | | |
| CURRENT LIABILITIES | | |
| Accounts payable | $ - | $ 1,398 |
| Accrued expenses | 20 | - |
| Salary reimbursement payable to parent | 33,927 | 15,419 |
| Due to related party | 1,010 | 1,250 |
| Total Current Liabilities | 34,957 | 18,067 |
| MEMBER'S EQUITY | | |
| Contributed capital | 170,500 | 170,500 |
| Accumulated deficit | (128,665) | (132,703) |
| | 41,835 | 37,797 |
| | $ 76,792 | $ 55,864 |

## SVA FINANCIAL SERVICES, LLC
### STATEMENTS OF OPERATIONS
### FOR THE YEARS ENDED MAY 31, 2012 AND 2011

| | 2012 | 2011 |
|---|---|---|
| INCOME | | |
| Commission income | $ 106,824 | $ 85,872 |
| | 106,824 | 85,872 |
| OPERATING EXPENSES | | |
| Salary reimbursement to parent, officers | 42,999 | 24,027 |
| Personnel expenses | 6,625 | 4,322 |
| Consulting expense | 29,022 | 29,000 |
| Other operating expenses | 9,140 | 9,425 |
| Administrative expenses | 15,000 | 15,000 |
| | 102,786 | 81,774 |
| NET INCOME | $ 4,038 | $ 4,098 |

See Notes to Financial Statements

## SVA FINANCIAL SERVICES, LLC
### STATEMENTS OF CHANGES IN MEMBER'S EQUITY
### FOR THE YEARS ENDED MAY 31, 2012 AND 2011

| | Contributed Capital | Retained Earnings (Accumulated Deficit) | Total |
|---|---|---|---|
| BALANCE, MAY 31, 2010 | $ 170,500 | $ (136,801) | $ 33,699 |
| Net income | - | 4,098 | 4,098 |
| BALANCE, MAY 31, 2011 | $ 170,500 | $ (132,703) | $ 37,797 |
| Net income | - | 4,038 | 4,038 |
| BALANCE, MAY 31, 2012 | $ 170,500 | $ (128,665) | $ 41,835 |

# SVA FINANCIAL SERVICES, LLC
## STATEMENTS OF CASH FLOWS
## FOR THE YEARS ENDED MAY 31, 2012 AND 2011

| | 2012 | 2011 |
|---|---|---|
| OPERATING ACTIVITIES | | |
| Net income | $ 4,038 | $ 4,098 |
| Adjustments to reconcile net income to net cash provided by (used in) operating activities | | |
| Increase (decrease) in cash due to changes in: | | |
| Accrued revenue receivable | (9,000) | - |
| Due to related party | (240) | 1,250 |
| Prepaid expenses | 104 | 1,125 |
| Salary reimbursement payable to parent | 18,508 | (17,551) |
| Accounts payable and accrued expenses | (1,378) | (117) |
| NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES | 12,032 | (11,195) |
| NET INCREASE/(DECREASE) IN CASH | 12,032 | (11,195) |
| CASH, BEGINNING OF YEAR | 52,695 | 63,890 |
| CASH, END OF YEAR | $ 64,727 | $ 52,695 |

See Notes to Financial Statements

## NOTE 1 - ORGANIZATION

SVA Financial Services, LLC, (the "Company"), is registered as a limited broker-dealer with the U.S. Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA, formerly NASD). The Company was established in October of 1999; however, the Company did not commence its principal operations until June 16, 2000, when the Company received FINRA approval.

The Company is a wholly owned subsidiary of Diversified Services of Wisconsin, Inc. The Company's principal business is in the referral of prospective life, disability, malpractice, and other variable and annuity clients to other licensed FINRA firms in exchange for a portion of the commission earned from their sale. The Company is currently licensed to conduct business in the states of Wisconsin, Iowa, Illinois, Florida, and Arizona.

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Cash*

For purposes of the statements of cash flows, cash is defined as demand deposits and certificates of deposit with an original maturity of three months or less.

*Revenue Recognition*

Commission revenue from the sale of variable life insurance and annuity contracts to referred clients is recognized in the period in which the commission is earned, as all contingencies related to the contract have been resolved. A receivable is recorded at year end based on an estimate of commissions earned but unpaid. No allowance for doubtful accounts is recorded as management estimates write-offs to be unlikely.

*Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Income Taxes*

The Company has adopted the provisions of FASB Accounting Standards Codification Topic ASC 740-10 (previously Financial Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*) on June 1, 2009. The implementation of this standard had no impact on the financial statements. As of May 31, 2012 and 2011, the unrecognized tax benefit accrual was zero.

The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred. The Company is no longer subject to Federal and state tax examinations by tax authorities for years before 2009.

(continued on next page)

*Subsequent Events*

The Company has evaluated subsequent events through July 15, 2012, the date which the financial statements were available to be issued.

## NOTE 3 - NET CAPITAL REQUIREMENT

The Company, as a registered broker and dealer in securities, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c-3-1).

Under the computation provided by the Uniform Net Capital Rule, the Company is required to maintain net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. At May 31, 2012 and 2011, the Company had net capital, as computed under the rule, of $29,770 and $34,628, respectively, and its ratio of aggregate indebtedness to net capital was 1.17 to 1 and 0.52 to 1, respectively.

## NOTE 4 – INCOME TAXES

The Company is a Limited Liability Company whose member is taxed on its share of the Company's earnings. Therefore, no provision or liability for Federal or state income taxes related to the LLC is included in these financial statements.

## NOTE 5 – SERVICE AGREEMENT

On February 7, 2000, the Company entered into a service agreement with Buchholz Planning Corporation (BPC). The terms of the agreement are for the Company to refer prospective life, disability, malpractice, and other insurance clients to BPC and, to a limited extent, assist BPC representatives in the offer and sale of insurance to those clients. In return, BPC will provide securities services to those clients and will compensate the Company for client referrals made to BPC and for its limited insurance sales assistance functions. Expenses incurred from the sale of these insurance contracts will be split equally if approved by both parties.

Commissions received from BPC represented approximately 96% and 94% of the total commissions earned for the years ended May 31, 2012 and 2011, respectively. Consulting expenses paid to BPC for services performed represented approximately 28% and 36% of the total expenses incurred by the Company for the years ended May 31, 2012 and 2011, respectively.

## NOTE 6 – RELATED PARTY

Effective June 1, 2003, the Company entered into a management services agreement with an entity of common ownership, SVA Certified Public Accountants, S.C. (SVA). The agreement states that SVA agrees to provide the Company with all customary and appropriate administration and support services and benefits, including internal bookkeeping services, administrative staff, payroll services, office space, utilities, and office equipment. Expenses paid to SVA totaled $15,000 for each of the years ended May 31, 2012 and 2011. These transactions, if consummated on an arm's length basis, could have a material impact on the financial statements.

The Company does not have any employees, however, the Company does reimburse the parent company, Diversified Services of Wisconsin, Inc., for an allocated portion of the salary of an employee of the parent who is responsible for managing the activities of the Company.

During the years ended May 31, 2012 and 2011, the parent company did not authorize any distributions of previously contributed member capital.

Amounts due to or due from related companies are for reimbursable amounts paid on behalf of or by the related company.

# SVA FINANCIAL SERVICES, LLC

## *SUPPLEMENTARY INFORMATION*

## SVA FINANCIAL SERVICES, LLC
**COMPUTION OF NET CAPITAL PURSUANT TO RULE 15c-3-1**
**MAY 31, 2012**

**Schedule I**

**NET CAPITAL**

| | | |
|---|---|---|
| MEMBER CAPITAL | $ | 41,835 |
| DEDUCTIONS | | (12,065) |
| NET CAPITAL | $ | 29,770 |
| MINIMUM NET CAPITAL REQUIREMENT PER RULE 15c-3-1 (a)(2)(vi) (the greater of $5,000 or 6 2/3% of aggregate indebtedness) | $ | 5,000 |
| AGGREGATE INDEBTEDNESS | $ | 34,957 |
| RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL | | 1.17 to 1 |

## SVA FINANCIAL SERVICES, LLC

**Schedule II**

**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c-3-3**

**MAY 31, 2012**

The Company is exempt from Rule 15c-3-3 under paragraph k(2)(ii) and has obtained a waiver from the Financial Industry Regulatory Authority (FINRA, formerly NASD) to this effect and, accordingly, is not required to make the periodic computation or reserve requirements for the exclusive benefit of customers.

The Company was in compliance with the conditions of the exemption for the year ended May 31, 2012.

## SVA FINANCIAL SERVICES, LLC

**Schedule III**

**RECONCILIATION OF COMPUTATION OF NET CAPITAL AND THE COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS**

**MAY 31, 2012**

---

The Company operates on a fully disclosed basis under Rule 15c-3-1 Subparagraph (a)(2) and does not hold client/customer funds or securities. Thus, no reconciliation is necessary.

## SVA FINANCIAL SERVICES, LLC

**Schedule IV**

**INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C-3-3**
**MAY 31, 2012**

---

The Company is exempt from Rule 15c-3-3 under Subparagraph k(2)(ii) and does not possess, control, or otherwise hold client/customer funds or securities.

BROWN EDWARDS
certified public accountants

**INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(g)(1)**

To the Member of
SVA Financial Services, LLC
Madison, Wisconsin

In planning and performing our audit of the financial statements of SVA Financial Services, LLC (the "Company"), as of and for the year ended May 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



*Your Success is Our Focus*

319 McClanahan Street, S.W. • P.O. Box 12388 • Roanoke, VA 24025-2388 • 540-345-0936 • Fax: 540-342-6181 • www.BEcpas.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at May 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Brown, Edwards & Company, L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS

Roanoke, Virginia
July 15, 2012